June 18, 2009

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:	Mr. H. Christopher Owings, Assistant Director
Mr. John Fieldsend, Attorney-Advisor
Mr. Robert W. Errett, Staff Attorney

Mail Stop 3561

Re: Crownbutte Wind Power, Inc.
Registration Statement on Form S-l
File No. 333-156467

Ladies and Gentlemen:

On behalf of our client, Crownbutte Wind Power, Inc., a Nevada corporation (“Crownbutte,” the “Company” or the “Registrant”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated May 20, 2009 (the “Comment Letter”), addressed to Timothy H. Simons, Chief Executive Officer of the Company, relating to the above-referenced Registration Statement on Form S-1 filed by the Company, as amended by Amendment No. 1 thereto (the “Registration Statement”).  Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

In addition, we hereby submit via EDGAR transmission Amendment No. 2 to the Registration Statement, including certain exhibits thereto, with changes addressing the Staff’s comments as well as certain other changes.  In order to expedite the Staff’s review, we have delivered separately to Messrs. Owings, Fieldsend and Errett a courtesy copy of Amendment No. 2, marked to show changes from the original Registration Statement.

General

1.	Please update the financial statements and related financial information included in the filing as required by Rule 3-12 of Regulation S-X.

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2009

Response

The financial statements have been updated to include the Company’s unaudited financial statements as of and for the quarter ended March 31, 2009, and the related financial information, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, has been updated accordingly.

2.
We note your response to comment five from our letter dated January 28, 2009. Please provide additional detail regarding the following supporting information you submitted with your letter dated April 23, 2009:

(Relevant portions of documents referenced in the responses below are attached as exhibits to this letter.)

•
Please discuss how the supporting information you submitted for Item Three supports your expectations that you will receive an up-front cash payment of approximately 40% of a project’s cost in exchange for an equity interest in your subsidiary.

Response

The amount of tax equity financing received will vary depending on the project, and the investor’s desire for tax benefits.  We have revised the disclosure to remove references to a specific percentage.

•
With respect to the article submitted as Item Nine, please discuss why this article, which is over two years old, supports your statement on page 53 that the use of wind energy in the U.S. will continue to grow.

Response

According to the Energy Information Administration (EIA), the official energy statistics from the U.S. Government, there has been an average increase in electricity demand between the years 2000-2007 of 1.1 percent per year. Predictions in the Annual Energy Outlook 2009, with projections to 2030, published in March 2009, forecast an electricity demand increase by 26% from 2007-2030, with an average of 1.0% per year. In 2008 there was an increase in wind installations of 50% over 2007 (with 8,545 MW added). The American Wind Energy Association estimates that wind power installation will grow by 5,000 MW (20%) in the year 2009.

See Annual Energy Outlook 2009 with Projections to 2030, Energy Information Administration, March 2009, page 1 (1st and 2nd paragraphs) (http://www.eia.doe.gov/oiaf/aeo/electricity.html); Windpower Outlook 2009, American Wind Energy Association, page 3 Market Trends (1st and 2nd paragraphs) (http://www.awea.org/pubs/documents/Outlook_2009.pdf).

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2009

•	Please discuss how the supporting information you provided for Item Ten supports your statement that your project sites have net capacity factors of up to 46%.

Response

Capacity factors are determined from meteorological data accumulated over an extended period of time. Crownbutte has ten meteorological towers located very near or within the area footprint of the wind parks under development. In the case of each park, an independent Certified Consulting Meteorologist (CCM) has been contracted to analyze the site specific raw wind data and weather data in comparison with other near sources (local airports, weather stations, North Dakota agricultural warning network, etc.). The CCM then applies that information to the power curves provided and guaranteed by the turbine manufacturer. The CCM writes a detailed, certified meteorological report indicating the capacity factors, and Crownbutte has in hand or is preparing CCM reports for every project. Most of the CCM reports confirm capacity factors of over 40% and some as high as 46%.

Also, we note factual statements and statistics in your amendment for which you still have not provided supporting documentation. The following are some additional examples of the statements and statistics for which you need sources or a basis of belief:

•	“According to the American Wind Energy Association the average utility-scale wind project size in America is 60 MW.” Buyers of Wind Parks, page S1.

Response:

The Annual Statistics on US Wind Energy prepared by the  American wind energy Association show that there has been an increase in the average project size in 2008 to 70 MW compared to previous years.  We have revised the disclosure accordingly.  See Annual Wind Industry Report, year ending 2008, American Wind Energy Association page 14, Projects (2nd paragraph) (http://www.awea.org/publications/reports/AWEA-Annual-Wind-Report-2009.pdf).

•
“It is estimated that demand for electricity will increase by 1.1 % per year resulting in over 5 trillion kWh demanded by 2030 (U.S. Department of Energy Annual Energy Outlook2008).” Demand for Electricity, page 51.

Response:

Please see the response to the second bullet under number 2 above.  See Annual Energy Outlook 2009 with Projections to 2030, Energy Information Administration, March 2009 Page 1 (1st paragraph and 3rd paragraph) (http://www.eia.doe.gov/oiaf/aeo/electricity.html).

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2009

“The project sites currently in development by us are located directly on some of the most ideal wind regimes in the country, with net capacity factors of up to forty-six percent (46%).” Description of Business, page 33.

Response:

Please see the response to the second bullet under number 2 above.  Also see Wind Energy: An untapped Resource, American Wind Energy Association (http://www.awea.org/pubs/factsheets/WindEnergyAnUntappedResource.pdf). Please also see the map entitled United States Average Annual Wind Power from the United States Department of Energy in the Registration Statement under the caption, “Abundant Wind Resources in Attractive Energy Markets within the United States.” (http://www.windpoweringamerica.gov/images/windmaps/nd_50m_800.jpg) and (http://www.windpoweringamerica.gov/images/windmaps/mt_50m_800.jpg).

•
“We expect our wind parks to be granted market-based rate authority and as a result, to be permitted to sell electric energy and capacity at market or otherwise negotiated rates.” Energy Regulation, page 66.

Response:

We expect access to the transmission system upon completion of required transmission studies and obtaining an interconnect agreement.    Market-based rate authority must be granted in accordance with existing regulations (open access).  Crownbutte has been granted market-based rate authority for one project to date and is familiar with the legal procedures and requirements to be granted market-based rate authority. (See Federal Energy Regulatory Commission Docket No. ER04-1015-000.) Those regulations can be found at: United States of America Federal Energy Regulatory, Transactions Subject to FPA Section 203, FERC, 12-23-2005 and Energy Power Act of 2005, Public Law 109-58-August 8, 2005 (See page 59, Section 202, and page 60, Section 203 (http://www.epa.gov/oust/fedlaws/publ_109-058.pdf).)  See also “Commission proposes new rules addressing wind energy in open access tariffs,” FERC, April 13, 2005 (https://www.ferc.gov/news/news-releases/2005/2005-2/04-13-05-windnopr.pdf) (document attached).

Further, we note that there are still several reports or articles by various entities that you refer to in your filing for which you do not provide supporting documentation. The following are only some examples of the reports or articles for which you need to provide copies to us:

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2009

•	“U.S. Wind Power Capacity (MW) - December 1999,” page 54.

Response:

See (http://www.windpoweringamerica.gov/pdfs/wind_maps/installed_capacity_2008.pdf) and http://www.windpoweringamerica.gov/pdfs/wind_maps/installed_capacity_1999.pdf.

•	“Historical and Forecasted U.S. Installed Wind Capacity,” page 55.

Response:

We have removed this graph and related discussion.  The projections in the graph are stale, and we believe current projections are higher than those reflected in the graph. However, we have determined not to include specific forecasts on wind energy adoption.

•	“Comparative Cost of Electric Power Generation,” page 58.

Response:

This chart was created by using the data presented in a report of Lazard Ltd., Levelized Cost of Energy Analysis.  The comparative cost ($/MWh) of electric power generation is calculated by taking the midpoint of the cost range shown in Lazard’s report, page 3

(http://www.narucmeetings.org/Presentations/2008%20EMP%20Levelized%20Cost%20of%20Energy%20-%20Master%20June%202008%20(2).pdf).

Summary, page 2

3.
We note your response to comment seven from our letter dated January 28, 2009. We note that you continue to use defined terms in the forepart of your document which includes your Risk Factors section. For example, in your Risk Factors section, you refer in numerous locations to defined terms, such as “PPA,” “PTC” and “REC.” Therefore, we reissue comment seven.

Response

We have removed all defined terms from the forepart of the prospectus, including Risk Factors, with one exception (as stated in our previous letter):  Since the name of the North Dakota operating subsidiary is the same as the name of the Nevada parent (the registrant), “Crownbutte Wind Power, Inc.,” we believe it is appropriate to retain a definition (“Crownbutte ND”) to enhance comprehension of and avoid confusion to the reader.

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2009

Summary Financial Information, page 5

4.
We note the financial data provided under this caption. To make this summary financial information more useful to your readers, please consider disclosing net income/loss and earnings/loss per share, as we believe that these are important financial data to investors. Additionally, since you choose to disclose your cash flows from operating activities, please also disclose your cash flows from investing activities and your cash flows from financing activities for the same periods, as we believe that all three categories of cash flows should be presented to more clearly reflect management’s decisions as to the sources and uses of cash. Refer to Section 202.03 of the Financial Reporting Codification.

Response

We have added net income/loss and earnings/loss per share to the Summary Financial Information, as well as cash flows from investing activities and cash flows from financing activities, for the relevant periods.

Risk Factors, page 7

5.
We note your response to comment nine from our letter dated January 28, 2009. However, some of your risk factors still do not clearly and concisely convey the actual risk to you, such as the first risk factor on page 13, the first risk factor on page 15, the last risk factor on page 19 and the last risk factor on page 20. Accordingly, please revise these risk factors to more precisely articulate the risks from each one.

Response

We have revised the captions to the referenced risk factors and others in a way that we believe more precisely articulates the risks from each one.

Selling Stockholders, page 23

6.
We note your response to comment 11 from our letter dated January 28, 2009. In footnote (9), you state that the 50,000 shares of Robert H. Cole that you are registering for resale were “acquired upon exercise of warrants by the placement agent.” Please explain how the exercise of warrants by the placement agent resulted in Mr. Cole acquiring these shares.

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2009

Response

We have revised footnote (9) to more correctly indicate that the 50,000 shares held by Mr. Cole were transferred to him by the placement agent.  The placement agent obtained the shares by exercise of a warrant held by it for those shares.

Management’s Discussion and Analysis of Financial Condition and Results of…, page 29.

Our Strategy, page 30

7.
We note your response to comment 24 from our letter dated January 28, 2009. Please revise the statements on page two, under “Our Business,” the last risk factor on page seven and the second risk factor on page eight so that they clearly indicate your current MW capacity. Please make similar revisions throughout your filing, as appropriate.

Response

We have revised the statement on page two, under “Our Business,” and the referenced risk factors so that they clearly indicate our current 0 MW of capacity in operation.

Financing upon commencement of commercial operations, page 35

8.
We note your response to comment 29 from our letter dated January 28, 2009. We note that same sentence that you removed from your disclosure in response to comment 29 appears in the last risk factor on page 11. Therefore, we reissue comment 29.

Response

We have removed the sentence.

Fiscal Year 2008 Compared to Fiscal Year 2007, page 32

9.
We note your table on page 41 and your break out of total operating expenses into non-cash stock based compensation, non-cash depreciation and total cash expenses. We further note that the sum of these three items for fiscal year 2008 agrees to the total operating expenses of $4,190,726 presented on your consolidated statements of operations. However, the sum of these same line items for 2007 does not equal the amount of total operating expenses for fiscal year 2007 of $125,138. We assume that this difference is staff-related expenses. Please revise to only present those expenses classified as operating expenses so that this comparison is meaningful.

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2009

Response

We have revised the table to reflect only operating expenses, and the totals now agree.

Material trends and uncertainties, page 38

10.
We note your response to comment 19 from our letter dated January 28, 2009. Please discuss the actions you are taking to address the material trends and uncertainties that you discuss in your response.

Response

We have revised the disclosure to indicate that the referenced uncertainties are inherent to the wind energy business and are difficult or impossible to effectively mitigate, particularly for a company like Crownbutte with limited resources; that any or all of the these factors may be such that successful pursuit of the Company’s strategy may be seriously impaired and may represent a potentially significant adverse impact on earnings and liquidity; and that the Company will closely monitor changes in any of these areas to determine if they are material and will seek to adjust its business operations to adapt to these changes as they are identified, although there can be no assurance we will be successful in doing so.

Liquidity and Capital Resources, page 42

11.
We note that your table on page 43 presents anticipated expenses for the last two fiscal quarters of 2009 and for all of 2010. While we believe that disclosing your anticipated future expenses is helpful to your investors, it is unclear to us why you have not addressed your expenses for the first two quarters of 2009 in either narrative disclosure or within this table. Given that the most recent financial statements presented in your filing are for the year ended December 31, 2008, any discussion of future expenditures should cover the period beginning with January 1, 2009. Similarly, if you present financial statements for the period ended March 31, 2009 in the next amendment, we would expect your discussion of anticipated expenditures to cover the period beginning with April 1, 2009.

Response

We have revised the table to include anticipated expenditures from April 1, 2009.

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2009

Critical Accounting Policies, page 44

12.
Please explain or clarify what is meant by your statement, “[w]e do not believe that there is a significant risk that a change in accounting rules or generally accepted accounting practices will have a material adverse impact on Company financial results,” as it relates to your discussion of critical accounting policies. Additionally, we note that the last paragraph on page 46 appears to relate to critical accounting policies, but is discussed within new accounting pronouncements. Please advise or revise.

Response

We have removed the statement from page 46.

Properties. page 71

13.
We note that on page 72, you state that you have the ability, but not the obligation, to make the landowner’s debt payments for land under your land-control agreements. Please explain to us in more detail why you have the ability to make the landowner’s debt payments and what you would receive in exchange for making these payments. Please consider clarifying this matter for your readers.

Response

Crownbutte may elect to make debt payments on behalf of the landowner in order to preserve its rights in the land by preventing foreclosure by a lender.  The Company’s lease payment obligations would be offset by the amount of any such debt payment.  We have revised the disclosure to clarify.

Security Ownership of Certain Beneficial Owners and Management, page 75

14.
In footnote 3 to your table on page 75, you state that the shares that Manu Kalia beneficially owns “[i]ncludes warrants to purchase 500,000 shares of restricted stock that are currently vested.” Please clarify if these 500,000 shares are currently exercisable or exercisable within 60 days.

Response

As of April 21, 2009, warrants to purchase 500,000 shares of common stock were exercisable, of which 250,000 vested on January 1, 2009, and 250,000 vested on April 1, 2009.  We have revised the footnote to read “[i]ncludes warrants to purchase 500,000 shares of common stock that are currently exercisable.”

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2009

Summary Compensation Table, page 76

15.
We note that in your Summary Compensation Table, you disclose the value of the warrants that Ryan Fegley received in 2008, but you omit the value of the warrants that Timothy Simons received in 2008. Please revise your Summary Compensation Table to disclose the value of warrants that Mr. Simons received in 2008 or tell us why it is not appropriate for you to do so.

Response

As stated in greater detail in our response to the Staff’s comment number 25 below, the warrant issued to Timothy Simons was not issued as compensation.  Accordingly, we do not believe a revision in our Summary Compensation Table to disclose the value of warrants which were not issued as compensation to be necessary.

16.
We note your response to comment 44 from our letter dated January 28, 2009. However, it does not appear as if you have included a narrative description of certain of the material factors necessary to an understanding of the information in this section as required by Item 402(0) of Regulation S-K. For example, you discuss the material terms of the agreements or arrangements you have with Manu Kalia and Ryan Fegley, but you have not included a similar discussion regarding the material terms of the employment agreements or arrangements, whether written or unwritten, you have with the other executive officers in your Summary Compensation Table. Please revise or advise.

Response

There are no other written or unwritten agreements with other executive officers.  Mr. Simons was the only other executive officer during the relevant periods.  Mr. Simons’ compensation is determined annually by the Board of Directors.  We have added disclosure to that effect.

Consolidated Financial Statements, page F -1

Consolidated Statements of Operations, page F-4

17.
We note your response to comment 55 from our letter dated January 28, 2009. As indicated by Rule 5-03.2. your cost of revenues should be disaggregated to present similar categories to those presented for revenues. Please separately present costs related to sales of project development rights and costs related to consulting revenues or tell us why this presentation would not be applicable or meaningful. If all of your cost of revenues relate to consulting, please revise the caption for your cost of revenues to clarify this for your readers.

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2009

Response

We have revised the financial statements, tables and summary financial data to present separate cost of revenues and revised captions where applicable.

Consolidated Statement of Changes in Stockholders’ Equity (Deficit), page F-5

18.
We note your presentation of the various private placements of equity that occurred throughout 2008. Since you were selling units consisting of common stock and stock warrants, please revise the caption for the private placements to clearly indicate that you issued units for cash or that you issued both common stock and stock warrants for cash, as we believe it is important to clearly indicate to your readers what was sold in these private placements.

Response

We have revised the caption to indicate that both stock and warrants were issued.

Note 3 - Summary of Significant Accounting Policies, page F-8 Project Development Costs

19.
We note that you removed your accounting policy that explained when you capitalize and when you expense project development costs. Notwithstanding the fact that you do not have any capitalized project development costs on your balance sheet for the periods presented, we believe that you should continue to disclose your accounting policy for this matter, as it provides your readers with important information to assist them in understanding the expenses that you incurred during these periods and in understanding the criteria for determining when capitalization would be appropriate. Please revise to provide this accounting policy either here in Note 3 or as part of your discussion of expensed development costs within Note 10.

Response

We have revised Note 10 to include language regarding capitalization of project development costs.

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2009

Revenue Recognition, page F-8

20.
In the third paragraph on page F -9, you state that you recognized revenue for the joint development agreement that you entered into during 2008 using the percentage of completion method. Please reconcile this statement you’re your disclosures in Note 10 that the $200,000 you received related to this Gascoyne II project was compensation to participate in the joint venture, as it is unclear to us why this payment qualifies for percentage of completion accounting under SOP 81-1. Your response should clearly explain any obligations and commitments you assumed for accepting this payment and, if you believe accounting under SOP 81- 1 is appropriate, your response should explain how you determined it was appropriate to recognize this payment as revenue during 2008 rather than deferring revenue recognition to a later date when you performed the contracted work. In this regard, based on your disclosures in Note 10, it appears that you incurred minimal development costs related to this project during 2008. Please revise your disclosures as necessary to clarify these matters.

Response

The revenue recognized related to the Gascoyne II project in the amount of $200,000 was not treated in accordance with SOP 81-1 but rather SAB 104.  SAB 104 requires four conditions to be met in order to recognize revenue.  They are; 1) evidence of an agreement, 2) delivery of the product or services has occurred 3) at a fixed or determinable price, and 4) assurance of collection within a reasonable period of time.

We believe that all four conditions were met as of December 31, 2008.  Also we would like to emphasize that we did not have any obligations or commitments which we did not perform as of December 31, 2008.  Accordingly we believe it would not be appropriate to record the $200,000 payment into deferred revenue instead of recognize the full amount as revenue.

We have revised the third paragraph on page F-9 to clarify the joint venture payment was accounted for under SAB 104.  We have revised the disclosure in Note 10 to state the $200,000 was received for the right to participate in the joint venture (removed the word compensation).

21.
In the fourth paragraph on page F-9, we note your discussion of major contracts that were in place during 2007 and 2008. Please consider clarifying for your readers which of these contracts are for consulting services and which of these contracts are for the development and sale of wind parks, as we believe the current disclosure may be unclear. For the contracts related to the development and sale of wind parks, please revise your disclosures here or in Note 10 so that readers can reconcile the disclosures in these two footnotes. For example, please clarify that the contract with the coal company is the same as your Gascoyne II project and the contract with the wind development company is the same as your Gascoyne I project.

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2009

Response

We have added language to the fourth paragraph on page F-9 and to Note 10 to clarify and reconcile these disclosures.

22.	We note your response to comment 58 from our letter dated January 28, 2009 and have the following comments:

•
Regarding the Gascoyne II project, please confirm for us that the $70,100 recognized during 2007 was for services performed during 2007. Based on your response, it is unclear whether you recognized that amount during 2007 because cash was received during 2007 or whether services were performed and revenue earned during 2007.

Response

The revenues were recognized in 2007 for services performed and revenue earned in 2007.

•
Regarding the Gascoyne I project, we note from your response that you received payments from Boreal Energy “over time to accommodate Boreal’s financing abilities.” However, it remains unclear when you actually transferred the rights and obligations of ownership for these development rights to Boreal Energy and, therefore, when you should have recognized revenue from this sale of development rights. Please explain to us why you believe it was appropriate to recognize $75,000 of revenue is during 2006 and the balance of $250,000 in 2007. Your response should clearly explain whether this revenue was recognized under SOP 81-1 or SAB 104, any work you were contracted to perform as part of this sale of development rights and the timing of performance of any such work.

Response

We recognized revenue from this project in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”.  We believe that it was appropriate to recognize $75,000 of the $750,000 or 10% as of December 31, 2006, because based on our estimates of the total costs of the deliveries at closing represent approximately 10% of all the deliverables and costs to us under the entire project.  We believe that any discrepancies would have been immaterial to the financial statements as of December 31, 2006 and 2007.  The deliveries made at closing included; executed and acknowledged certificates, instruments and documents, executed assignment and assumption agreements, executed interconnection agreements, executed bills of sale for the acquired assets, among others.

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2009

We also believe it was appropriate to recognize $250,000 during the year ended December 31, 2007, since at December 31, 2007 we completed all the performance requirements under the contract and had no further obligations or responsibilities associated with this project.  Gascoyne Wind LLC, was unable to pay us the remaining amount due under the contract and as a result we acquired the rights to the project from them for $325,000 which represented 100% of the monies received.  We did not feel it appropriate to recognize the full amount of the contract as revenue since it became apparent that Gascoyne Wind LLC would not be able to satisfy their end of the agreement and pay us the remaining $425,000.

•
Regarding the Gascoyne I project, we read in Note 10 at the bottom of page FIS that the other party in this project paid you $325,000 “for services rendered” by you. This disclosure may be confusing for your readers as it may be interpreted to indicate that you provided consulting services rather than indicating that you received $325,000 for the sale of development rights. Please revise your disclosures in Note 10 to clarify this matter.

Response

We have revised Note 10 to clarify that Gascoyne I was originally owned by Crownbutte and the decision was made to repurchase the development rights to this project.  Additionally, we clarified the payments originally received were payment for additional development work prior to the transfer of development rights ownership from Crownbutte to Boreal Energy.

•
Regarding the Gascoyne I project, we note your reference to the reacquisition of these project development rights during 2008 in this response and in your revisions to Note 10. We also note from your disclosures in Note 10 that you accounted for this reacquisition by expensing the reacquisition costs as research and development. Please confirm for us, if true, that you expensed these reacquired project development rights rather than capitalizing them because management has not yet deemed this project probable of being technically, commercially and financially viable. Otherwise, please explain why you expensed the reacquisition costs. Please also revise Note 10 to clarify this matter for your readers.

Response

Yes, the Company expensed the reacquisition cost as research and development because management determined the project was not technically, commercially and financially viable.  We have revised Note 10 accordingly.

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2009

Cost of Revenues, page F -9

23.
We note your discussion within this accounting policy of research and development expenses and general and administrative expenses, We assume from your disclosures in Note 10 and the amount of cost of revenues presented on the face of your statements of operations that research and development expenses are classified as general and administrative expenses on your statements of operations rather than being classified as cost of revenues. Please revise your disclosure on page F-9 to clarify this matter for your readers, as it may be unclear from your current disclosure whether research and development expenses are classified as cost of revenues.

Response

We have revised disclosure on page F-9 to clarify that research and development expenses are not classified as cost of revenues and are included in general and administrative expenses.

Note 6 - Stockholders’ Equity, page F-12

24.
We note your response to comment 53 from our letter dated January 28, 2009 and the related revisions to Note 6. It is unclear to us why you have not provided the disclosures required by paragraph A240(c) and (d) of SF AS 123R. Please revise Or advise.

Response

We have revised our disclosure in Note 6 to the December 31, 2008 financial statements to include the disclosure as required by paragraph A240(c) and (d) of SFAS 123R.  Specifically, we have included for each year for which an income statement is provided, the weighted-average grant-date fair value of equity options or other equity instruments granted during the year as well as the total intrinsic value of options exercised.  We believe that all other disclosures are not applicable to the Company.

25.
We note under Item 15. at the top of page 11-2, that in June 2008 your CEO exchanged three million shares of Crownbutte ND common stock for a warrant to purchase one million shares of Crown butte common stock at an exercise price of $0.10 per share. Please explain to us in detail how you accounted for this equity award modification, including how you considered the guidance in paragraph 51 of SFAS 123R, and revise your disclosures in Note 6 to discuss this modification. Additionally, please ensure that you are addressing in this footnote any additional stock compensation incurred by Crownbutte ND for periods prior to the merger, since the financial statements presented in this filing for periods prior to the merger are those of Crownbutte ND.

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2009

Response

The warrant to purchase one million shares of Crownbutte ND common stock at $.10 per share, which was issued to our CEO in exchange for 3 million shares of Crownbutte ND common stock, was not part of a compensation package nor was it issued for compensation for services rendered or to be rendered by the CEO.  This warrant was issued as a result of negotiations and was as part of the recapitalization which took place when Crownbutte ND merged with Crownbutte Wind Power, Inc. (formerly ProMana Solutions, Inc.).  Accordingly, the Company did not recognize this warrant as compensation was it accounted for in accordance with guidance in paragraph 51 of SFAS 123R.

The disclosure in Note 6 reads as follows:

“In connection with the merger the Company issued 1,000,000 warrants to one of the original members of Crownbutte ND (formerly Crownbutte Wind Power LLC) to purchase up to 1,000,000 shares of common stock of the Company at an exercise price of $.10 per share, in exchange for 3,000,000 shares of Crownbutte ND common stock surrendered by him. The warrants have a term of 5 years after the issuance date of July 2, 2008. “

We believe that this disclosure accurately portrays the nature of the transactions and therefore we do not believe that any revision is necessary.

The disclosure on page II-2 reads as follows:

“In June 2008, Timothy Simons, our Chief Executive Officer, agreed to surrender 3,000,000 shares of Crownbutte ND common stock, in exchange for a warrant to purchase 1,000,000 shares of Crownbutte ND common stock, exercisable for five years, at an exercise price of $0.10 per share.  At the merger, this warrant was exchanged for a warrant to purchase 1,000,000 of our common stock as a result of the merger, at an exercise price of $0.10 per share.”

We believe that this disclosure accurately portrays the nature of the transactions and therefore we do not believe that any revision is necessary.

Note 10 - Project Development Costs and Interconnect Application Deposits, page F-15

26.
We note your response to comment 54 from our letter dated January 28, 2009. As requested in the third bullet point, please tell us why you classify cash payments for interconnect application deposits as cash flows used in investing activities rather than cash used in operating activities. Since you expense the deposits as they are used, as opposed to capitalizing these costs, we would expect changes in the interconnect application deposit account to be presented 215 a change in operating assets and liabilities within the operating section of the statement of cash flows. Please revise your presentation or provide us with your analysis under SF AS 95 as to why this is properly classified as an investing activity. Furthermore, please tell us why you classify interconnect application deposits as a noncurrent asset rather than a current asset.

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2009

Response

We have revised the statements of cash flows to include interconnect deposit amounts expensed for studies as changes in other assets within operating activities.  We have left within investing activities the initial deposits, subsequent additional deposits, and refunds of deposits as these are changes related to investment (disposal) of assets for the production of studies.

Interconnect application deposits are classified as non-current assets due to the length of study generally exceeding one year.  We have added additional disclosure to Note 10 regarding the classification as a non-current asset.

Note 11 - Commitments and Contingencies, page F-16

Legal Proceedings, page F -16

27.
We note the dismissal of Center Square Capital LLC’s claim and that you were awarded reimbursement of all attorney fees and costs in the amount of $129,227 on March 16, 2009. Please tell us how you will account for the reimbursement and disclose your accounting policy for accounting for reimbursements/awards of attorney fees and costs resulting from judgments in your favor. Please tell us whether you will classify this award in your statement of operations on the same line item as you classified any related legal expenses and disclose where it is classified.

Response

The Company accounts for awards of attorney fees and costs resulting from judgments in our favor on a case-by-case basis.  Factors affecting the accounting treatment include timing of expenses incurred and date of award, likelihood of collection, and additional costs incurred in the collection process.  Judgments awarded that management deems collectible are recorded as a receivable.  Award amounts for expenses incurred in the same accounting period are recorded as reductions in the corresponding expense line item.  Reimbursements of prior period expenses are recorded as other income.

In this specific case, we have booked no receivable as collection of the judgment is uncertain.  Likewise, we have recorded no offsetting credits to legal and other expenses.  If the award is received in 2009, we will reduce related 2009 expenses incurred and record other income for amounts in excess of current year expenses.

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2009

Since we must evaluate these unusual events outside the course of normal operations on a case-by-case basis, we have no specific accounting policy.  We have revised Note 11 to disclose the accounting treatment for this specific case.

Part II - Information Not Required in Prospectus, page II-I

Item 15. Recent Sales of Unregistered Securities, page II-I

28.	We note your response to comment 66 from our letter dated January 28, 2009. We are unable to locate the statements you refer to in your response. Please revise or advise.

Response

We have added additional statements of the facts we relied upon in claiming the applicable exemption from registration in each sale of unregistered securities discussed in this section.

Item 16. Exhibits and Financial Statement Schedules, page II-3

29.
Please file complete copies of all material agreements, including all exhibits, schedules and attachments to those agreements. For example, it appears that certain schedules or exhibits were not filed with the Asset Purchase Agreement, effective September 30, 2008, between Crownbutte Wind Power LLC and Gascoyne Wind LLC that you filed as Exhibit 10.13 to this document. Please file those schedules or exhibits or tell us why it is not appropriate for you to do so.

Response

We have re-filed the Asset Purchase Agreement, effective September 30, 2008, between Crownbutte Wind Power LLC and Gascoyne Wind LLC with its schedules and exhibits; and we have reviewed the other material contracts and believe that all material agreements, including all exhibits, schedules and attachments, have been filed.

Exhibit 5.1

30.
We note your response to comment 72 from our letter dated January 28, 2009. As all exhibits are subject to our review, please file your counsel’s revised legality opinion as soon as possible so that we may have to time to review the opinion before you request that your registration statement become effective. Please note that we may have further comments on the exhibit once it is tiled.

Division of Corporation Finance
Securities and Exchange Commission
June 18, 2009

Response

Counsel’s revised legality opinion is filed with Amendment No. 2.

*           *           *           *           *

We trust that the changes in the accompanying Amendment No. 2 and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.  If the Staff has any questions or comments with respect to the changes made to the Registration Statement by Amendment No. 2, please contact me at (212) 400-6910.

Sincerely yours,

/s/ Barrett S. DiPaolo

Barrett S. DiPaolo
cc:           Timothy H. Simons
Manu Kalia
Manny Tzagerakis
Adam Gottbetter

Exhibit

EIA - Annual Energy Outlook 2009 - Electricity Demand http://www.eia.doe.gov/oiaf/aeo/electricity.html

Energy Information Administration
Official Energy Statistics from the U.S. Government

Glossary Search

Home > Forecasts & Analyses > Annual Energy Outlook 2009 > Electricity Demand

Annual Energy Outlook 2009 with Projections to 2030

Report #:DOE/EIA-0383(2009)
Release date full report: March 2009
Next release date full report: February 2010

Electricity Demand

Rate of Electricity Demand Growth Slows, Following the Historical Trend

Electricity demand fluctuates in the short term in response to business cycles, weather conditions, and prices. Over the long term, however, electricity demand growth has slowed progressively by decade since 1950, from 9 percent per year in the 1950s to less than 2.5 percent per year in the 1990s. From 2000 to 2007, increases in electricity demand averaged 1.1 percent per year. The slowdown in demand growth is projected to continue over the next 23 years (Figure 54), as a result of efficiency gains in response to rising energy prices and new efficiency standards for lighting, heating and cooling, and other appliances.

Bullet #2
Bullet #5

Figure 54. U.S. electricity demand growth 1950-2030 (percent, 3-year moving average)

figure data

Bullet #2

In the reference case, electricity demand increases by 26 percent from 2007 to 2030, or by an average of 1.0 percent per year. The largest increase is in the commercial sector (38 percent), where service industries continue to lead demand growth, followed by the residential sector (20 percent) and the industrial sector (7 percent). Population growth and rising disposable incomes increase the demand for products, services, and floorspace, and ongoing population shifts to warmer regions increase the use of electricity for space cooling.

Figure 55. Electricity generation by fuel in three cases, 2007 and 2030 (billion kilowatthours)

figure data

Bullet #5

From 2007 levels, electricity demand increases by 36 percent in the high growth case, to 5,323 billion kilowatthours in 2030, compared with an increase of 16 percent in the low growth case, to 4,518 billion kilowatthours in 2030. Plug-in electric hybrid vehicles are not expected to reverse the trend of slowing growth in electricity demand, which increases by only 0.1 percent for every 1 million PHEV-40 vehicles in operation.

Figure 56. Electricity generation capacity additions by fuel type, 2008-2030 (gigawatts)

figure data

Coal-Fired Power Plants Provide Largest Share of Electricity Supply

Coal continues to provide the largest share of energy for U.S. electricity generation in the *AEO2009* reference case, with only a modest decrease from 49 percent in 2007 to 47 percent in 2030. Total

1 of 6 6/8/2009 11:41 AM

http://www.eia.doe.gov/oiaf/aeo/electricity.html

Wind Power Outlook 2009
American Wind Energy Association

Market Trends

Bullet #2

Growth rate for wind power: from red-hot in 2008...

In 2008, wind installations increased by an even larger rate (50% with 8,545 MW added) than they did in 2007 (45%, with 5,249 MW added), bumping up wind power's five-year average annual growth rate (2004-2008) to 32%. The previous five-year average annual growth rate (2003-2007) was 29%.

Bullet #2

... to hot in 2009, depending on economic and policy developments

AWEA estimates that wind power installations will grow by 5,000 MW (20%) or more this year. The outlook will depend on how effectively stimulus measures for wind power are implemented, and how quickly and effectively renewable energy policies are put in place for the long term. On that front, hopes run high, as President Obama has signaled a dramatic and welcome shift in favor of renewable energy technologies.

Enacting such policies is now the challenge. The key policy that the industry is urging be adopted immediately is a national renewable electricity standard (RES), to provide a U.S.-wide, long-term signal for capital investment.

U.S. #1 in the world

With a total of 25,369 MW in operation at the end of 2008, the U.S. pulled ahead of long-time leader Germany (23,902 MW) both in wind energy production and in cumulative wind power generating capacity. The U.S. is also the world's largest market in terms of new installations (8,545 MW) added in 2008, ahead of China (6,300 MW). Next goal: to be among the leaders in wind power as a share of total electricity supply?

Bullet #2

"Baseload" plants make way for "flexible & diverse" power mix

Close to 90% of all new U.S. generation capacity added since 2005 has been a combination of natural gas and wind power (see chart on front page). The U.S. electric industry faces dramatic transformations as it wrestles with the challenges of the 21st century. The old paradigm that assumed "baseload" power plants were necessary for reliability is making way for a new trend where demand and supply are managed in tandem, with supply consisting of a diverse, clean mix including a high level of renewable and flexible technologies.

Wind Power Capacity Growth by State

Texas
Iowa
California
Minnesota
Washington
Colorado
Oregon
Illinois
New York
Kansas
North Dakota
Oklahoma
Wyoming
New Mexico
Wisconsin
Pennsylvania
West Virginia
Montana
South Dakota
Missouri
Indiana
Michigan
Idaho
Nebraska
Hawaii
Maine
Tennessee
New Hampshire
Utah
New Jersey
Ohio
Vermont
Massachusetts
Alaska
Rhode Island
through 2006
1Q07
2Q07
3Q07
4Q07

Source: AWEA

Added Most Capacity in 2008	Capacity Added in 2008
Texas	2671.3 MW
Iowa	1599.8 MW
Minnesota	455.65 MW
Kansas	450.3 MW
New York	407 MW

Fastest Growth in 2008	Growth
Indiana	first utility-scale project
Michigan	48x
Utah	21x
New Hampshire	17x
Wisconsin	6x

Highest share of electricity from wind in 2008	Percentage
Minnesota	7.48%
Iowa	7.10%
Colorado	5.91%
North Dakota	4.86%
New Mexico	4.41%

http://www.awea.org/pubs/documents/Outlook_2009.pdf

Projects

Although some progress was made on several proposed offshore projects, the U.S. market continues to be entirely land-based at the present time. Two of the five largest single-owner projects in the country — Capricorn Ridge and Buffalo Gap — had phases added in 2008. Capricorn Ridge now stands at 662.5 MW and Buffalo Gap at 523.3 MW.
All of the five largest wind projects are in the Southwest: four in Texas and one in Colorado. The wind areas of Tehachapi (approx. 700 MW), San Gorgonio (approx. 350 MW), and Altamont Pass (approx. 550 MW) in California are not considered single wind farms because the projects contained in them have many different owners.

bullet #4

The average project size has been slowly ratcheting up. In 2008, the average project size was about 70 MW. Wind projects can range from only one turbine to hundreds of turbines. AWEA generally considers a project to be "one project" if it is owned by the same owner and contiguous. They are often built in a number of phases and can have several power purchasers and turbine types.

FIGURE 14: WIND PROJECT SIZE

Capacity (MW)
0
20
40
60
80
100
120
2000 2001 2002 2003 2004 2005 2006 2007 2008

FIGURE 15: LARGEST WIND FARMS BY STATE

Table 5: Largest Wind Farms by State and MW

Name	State	MW	Year Brought Online	Owner
Horse Hollow	TX	735.5	2005/2006	NextEra Energy Resources
Capricorn Ridge	TX	662.5	2007, 2008	NextEra Energy Resources
Sweetwater	TX	585.3	2003, 2005, 2007	Babcock & Brown Wind, Duke Energy
Buffalo Gap	TX	523.3	2005, 2007, 2008	AES
Peetz Table	CO	400.5	2007	NextEra Energy Resources
Lone Star	TX	400.0	2007, 2008	Horizon-EdP Renewables
Twin Groves	IL	396.0	2007, 2008	Horizon-EdP Renewables
Roscoe Wind Farm	TX	335.5	2008	E.On Climate & Renewables
Maple Ridge	NY	321.8	2005/2006	Iberdrola Renewables/Horizon-EdP Renewables
Klondike	OR	320.2	2001/2005/2007	Iberdrola Renewables

14 | AMERICAN WIND ENERGY ASSOCIATION ANNUAL STATISTICS ON U.S. WIND ENERGY

Bullet #6

WIND ENERGY FACT SHEET

American Wind Energy Association

122 C Street, N.W.
Fourth Floor
Washington, D.C.
20001
(202) 383-2500

WIND ENERGY: AN UNTAPPED RESOURCE

The United States has tremendous wind energy resources. Although California gave birth to the modern U.S. wind industry, 16 states have greater wind potential.

Installed wind energy generating capacity now totals 6,374 MW, and is expected to generate about 16.7 billion kWh of electricity in 2004. That is still less 1% of U.S. electricity generation. By contrast, the total amount of electricity that could potentially be generated from wind in the United States has been estimated at 10,777 billion kWh annually—more than twice the electricity generated in the U.S. today.

These new wind farms demonstrate how wind energy can help meet the nation's growing need for affordable, reliable power. With continued government encouragement to accelerate its development, this increasingly competitive source of energy will provide at least six percent of the nation's electricity by 2020 and revitalize farms and rural communities – without consuming any natural resource or emitting any pollution or greenhouse gases.

THE TOP TWENTY STATES for wind energy potential, as measured by annual energy potential in the billions of kWhs, factoring in environmental and land use exclusions for wind class of 3 and higher.

1	North Dakota	1,210	11	Colorado	481
2	Texas	1,190	12	New Mexico	435
3	Kansas	1,070	13	Idaho	73
4	South Dakota	1,030	14	Michigan	65
5	Montana	1,020	15	New York	62
6	Nebraska	868	16	Illinois	61
7	Wyoming	747	17	California	59
8	Oklahoma	725	18	Wisconsin	58
9	Minnesota	657	19	Maine	56
10	Iowa	551	20	Missouri	52

Source: *An Assessment of the Available Windy Land Area and Wind Energy Potential in the Contiguous United States, Pacific Northwest Laboratory, 1991.*

For more information, see AWEA's web page at http://www.awea.org.

http://www.awea.org/pubs/factsheets/WindEnergyAnUntappedResource.pdf

Bullet #6

North Dakota - Wind Resource Map
104°
102°
100°
98°
48°
46°
Williston
Minot
Grand Forks
Fargo
Jamestown
Bismarck
Dickinson
1
2
3
4
5
Wind Power Classification
Wind Power Class
Resource Potential
Wind Power Density at 50 m W/m²
Wind Speed[a] at 50 m m/s
Wind Speed[a] at 50 m mph
2 Marginal 200 - 300 5.6 - 6.4 12.5 - 14.3
3 Fair 300 - 400 6.4 - 7.0 14.3 - 15.7
4 Good 400 - 500 7.0 - 7.5 15.7 - 16.8
5 Excellent 500 - 600 7.5 - 8.0 16.8 - 17.9
6 Outstanding 600 - 800 8.0 - 8.8 17.9 - 19.7
[a] Wind speeds are based on a Weibull k value of 2.0
★ Meteorological Station with Wind Data
□ City or Town
Transmission Line Voltage
69 Kilovolts
115 Kilovolts
230 Kilovolts
345 Kilovolts
Under Construction
Indian Reservations
1 Turtle Mountain
2 Devil's Lake Sioux
3 Lake Traverse
4 Standing Rock
5 Fort Berthold
40 0 40 80 120 160 Kilometers
25 0 25 50 75 100 Miles
U.S. Department of Energy
National Renewable Energy Laboratory
NREL

Bullet #6

116°
114°
112°
110°
108°
106°
104°
48°
46°
44°
Havre
Glasgow
Kalispell
Great Falls
Lewistown
Missoula
Helena
Miles City
Anaconda
Butte
Billings
Bozeman
1
2
3
4
5
6
7
Indian Reservation
1 Flathead
2 Blackfeet
3 Rocky Boy
4 Fort Belknap
5 Fort Peck
6 N. Cheyenne
7 Crow
Transmission Line*
Voltage (kV)
< 100
100 - 161
230
500
* Composite of RDI, Montana Dept. of Environmental Quality, and WAPA data
50 0 50 100 150 200 Kilometers
30 0 30 60 90 120 Miles

Wind Power Classification

Wind Power Class	Resource Potential	Wind Power Density at 50 m W/m²	Wind Speed[a] at 50 m m/s	Wind Speed[a] at 50 m mph
2	Marginal	200 - 300	5.6 - 6.4	12.5 - 14.3
3	Fair	300 - 400	6.4 - 7.0	14.3 - 15.7
4	Good	400 - 500	7.0 - 7.5	15.7 - 16.8
5	Excellent	500 - 600	7.5 - 8.0	16.8 - 17.9
6	Outstanding	600 - 800	8.0 - 8.8	17.9 - 19.7
7	Superb	> 800	> 8.8	> 19.7

[a]Wind speeds are approximate and based on a Weibull k value of 2.0

Montana
Wind Power Resource Estimates

The wind power resource estimates were produced by TrueWind Solutions using their Mesomap system and historical weather data. This map has been validated with available surface data by the National Renewable Energy Laboratory and wind energy meteorological consultants.

U.S. Department of Energy
National Renewable Energy Laboratory

NREL

15-MAR-2002 1.1.1

Bullet #7

FEDERAL ENERGY REGULATORY COMMISSION
WASHINGTON, D.C. 20426

SEP 0 1 2004

To: Midwest Independent Transmission System Operator, Inc.

Docket No. ER04-1015-000

Re: Interconnection and Operating Agreement among Crownbutte Wind Power LLC, the Midwest Independent Transmission System Operator, Inc. and [redacted], designated as Service Agreement No. 1398 under FERC Electric Tariff, Second Revised Vol. No. 1

Pursuant to authority delegated to the Director, Division of Tariffs and Market Development - Central, under 18 C.F.R. 375.307, the Interconnection and Operating Agreement submitted for filing by Midwest Independent Transmission System Operator, Inc., in the above referenced docket is accepted for filing effective July 8, 2004.

Under 18 C.F.R. 385.210, interventions are timely if made within the time prescribed by the Secretary. Under 18 C.F.R. 385.214, the filing of a timely motion to intervene makes the movant a party to the proceeding, if no answer in opposition is filed within fifteen days. The filing of a timely notice of intervention makes a State Commission a party to the proceeding.

This action does not constitute approval of any service, rate, charge, classification, or any rule, regulation, contract, or practice affecting such rate or service provided for in the filed documents; nor shall such action be deemed as recognition of any claimed contractual right or obligation affecting or relating to such service or rate; and such action is without prejudice to any findings or orders which have been or may hereafter be made by the Commission in any proceeding now pending or hereafter instituted by or against any of the applicant(s).

This order constitutes final agency action. Requests for rehearing by the Commission may be filed within 30 days of the date of issuance of this order, pursuant to 18 C.F.R. 385.713.

Sincerely,

for John F Joseph

Michael C. McLaughlin, Director
Division of Tariffs and Market
Development – Central

Bullet #7

PUBLIC LAW 109–58—AUG. 8, 2005 119 STAT. 651

(c) AUTHORIZATION OF APPROPRIATIONS.—For the purposes of this section, there are authorized to be appropriated to the Secretary $10,000,000 for each of fiscal years 2006 through 2010. 42 USC 13311 note.

SEC. 202. RENEWABLE ENERGY PRODUCTION INCENTIVE.

(a) INCENTIVE PAYMENTS.—Section 1212(a) of the Energy Policy Act of 1992 (42 U.S.C. 13317(a)) is amended—

(1) by striking the last sentence;

(2) by designating the first, second, and third sentences as paragraphs (1), (2), and (3), respectively;

(3) in paragraph (3) (as so designated), by striking "and which satisfies" and all that follows through "deems necessary"; and

(4) by adding at the end the following:

"(4)(A) Subject to subparagraph (B), if there are insufficient appropriations to make full payments for electric production from all qualified renewable energy facilities for a fiscal year, the Secretary shall assign—

"(i) 60 percent of appropriated funds for the fiscal year to facilities that use solar, wind, ocean (including tidal, wave, current, and thermal), geothermal, or closed-loop (dedicated energy crops) biomass technologies to generate electricity; and

"(ii) 40 percent of appropriated funds for the fiscal year to other projects.

"(B) After submitting to Congress an explanation of the reasons for the alteration, the Secretary may alter the percentage requirements of subparagraph (A).".

(b) QUALIFIED RENEWABLE ENERGY FACILITY.—Section 1212(b) of the Energy Policy Act of 1992 (42 U.S.C. 13317(b)) is amended—

(1) by striking "a State or any political" and all that follows through "nonprofit electrical cooperative" and inserting "a not-for-profit electric cooperative, a public utility described in section 115 of the Internal Revenue Code of 1986, a State, Commonwealth, territory, or possession of the United States, or the District of Columbia, or a political subdivision thereof, an Indian tribal government or subdivision thereof, or a Native Corporation (as defined in section 3 of the Alaska Native Claims Settlement Act (43 U.S.C. 1602)),"; and

(2) by inserting "landfill gas, livestock methane, ocean (including tidal, wave, current, and thermal)," after "wind, biomass,".

(c) ELIGIBILITY WINDOW.—Section 1212(c) of the Energy Policy Act of 1992 (42 U.S.C. 13317(c)) is amended by striking "during the 10-fiscal year period beginning with the first full fiscal year occurring after the enactment of this section" and inserting "before October 1, 2016".

(d) PAYMENT PERIOD.—Section 1212(d) of the Energy Policy Act of 1992 (42 U.S.C. 13317(d)) is amended in the second sentence by inserting ", or in which the Secretary determines that all necessary Federal and State authorizations have been obtained to begin construction of the facility" after "eligible for such payments".

(e) AMOUNT OF PAYMENT.—Section 1212(e)(1) of the Energy Policy Act of 1992 (42 U.S.C. 13317(e)(1)) is amended in the first sentence by inserting "landfill gas, livestock methane, ocean (including tidal, wave, current, and thermal)," after "wind, biomass,".

page 59

Bullet #7

119 STAT. 652 PUBLIC LAW 109–58—AUG. 8, 2005

(f) TERMINATION OF AUTHORITY.—Section 1212(f) of the Energy Policy Act of 1992 (42 U.S.C. 13317(f)) is amended by striking "the expiration of" and all that follows through "of this section" and inserting "September 30, 2026".

(g) AUTHORIZATION OF APPROPRIATIONS.—Section 1212 of the Energy Policy Act of 1992 (42 U.S.C. 13317) is amended by striking subsection (g) and inserting the following:

"(g) AUTHORIZATION OF APPROPRIATIONS.—There are authorized to be appropriated such sums as are necessary to carry out this section for each of fiscal years 2006 through 2026, to remain available until expended.".

42 USC 15852.

SEC. 203. FEDERAL PURCHASE REQUIREMENT.

President.

(a) REQUIREMENT.—The President, acting through the Secretary, shall seek to ensure that, to the extent economically feasible and technically practicable, of the total amount of electric energy the Federal Government consumes during any fiscal year, the following amounts shall be renewable energy:

(1) Not less than 3 percent in fiscal years 2007 through 2009.

(2) Not less than 5 percent in fiscal years 2010 through 2012.

(3) Not less than 7.5 percent in fiscal year 2013 and each fiscal year thereafter.

(b) DEFINITIONS.—In this section:

(1) BIOMASS.—The term "biomass" means any lignin waste material that is segregated from other waste materials and is determined to be nonhazardous by the Administrator of the Environmental Protection Agency and any solid, nonhazardous, cellulosic material that is derived from—

(A) any of the following forest-related resources: mill residues, precommercial thinnings, slash, and brush, or nonmerchantable material;

(B) solid wood waste materials, including waste pallets, crates, dunnage, manufacturing and construction wood wastes (other than pressure-treated, chemically-treated, or painted wood wastes), and landscape or right-of-way tree trimmings, but not including municipal solid waste (garbage), gas derived from the biodegradation of solid waste, or paper that is commonly recycled;

(C) agriculture wastes, including orchard tree crops, vineyard, grain, legumes, sugar, and other crop by-products or residues, and livestock waste nutrients; or

(D) a plant that is grown exclusively as a fuel for the production of electricity.

(2) RENEWABLE ENERGY.—The term "renewable energy" means electric energy generated from solar, wind, biomass, landfill gas, ocean (including tidal, wave, current, and thermal), geothermal, municipal solid waste, or new hydroelectric generation capacity achieved from increased efficiency or additions of new capacity at an existing hydroelectric project.

(c) CALCULATION.—For purposes of determining compliance with the requirement of this section, the amount of renewable energy shall be doubled if—

(1) the renewable energy is produced and used on-site at a Federal facility;

page 60

Bullet #7

PUBLIC LAW 109–58—AUG. 8, 2005 119 STAT. 653

(2) the renewable energy is produced on Federal lands and used at a Federal facility; or

(3) the renewable energy is produced on Indian land as defined in title XXVI of the Energy Policy Act of 1992 (25 U.S.C. 3501 et seq.) and used at a Federal facility.

(d) REPORT.—Not later than April 15, 2007, and every 2 years thereafter, the Secretary shall provide a report to Congress on the progress of the Federal Government in meeting the goals established by this section.

SEC. 204. USE OF PHOTOVOLTAIC ENERGY IN PUBLIC BUILDINGS.

(a) IN GENERAL.—Subchapter VI of chapter 31 of title 40, United States Code, is amended by adding at the end the following:

"§ 3177. Use of photovoltaic energy in public buildings

"(a) PHOTOVOLTAIC ENERGY COMMERCIALIZATION PROGRAM.—

"(1) IN GENERAL.—The Administrator of General Services may establish a photovoltaic energy commercialization program for the procurement and installation of photovoltaic solar electric systems for electric production in new and existing public buildings.

"(2) PURPOSES.—The purposes of the program shall be to accomplish the following:

"(A) To accelerate the growth of a commercially viable photovoltaic industry to make this energy system available to the general public as an option which can reduce the national consumption of fossil fuel.

"(B) To reduce the fossil fuel consumption and costs of the Federal Government.

"(C) To attain the goal of installing solar energy systems in 20,000 Federal buildings by 2010, as contained in the Federal Government's Million Solar Roof Initiative of 1997.

"(D) To stimulate the general use within the Federal Government of life-cycle costing and innovative procurement methods.

"(E) To develop program performance data to support policy decisions on future incentive programs with respect to energy.

"(3) ACQUISITION OF PHOTOVOLTAIC SOLAR ELECTRIC SYSTEMS.—

"(A) IN GENERAL.—The program shall provide for the acquisition of photovoltaic solar electric systems and associated storage capability for use in public buildings.

"(B) ACQUISITION LEVELS.—The acquisition of photovoltaic electric systems shall be at a level substantial enough to allow use of low-cost production techniques with at least 150 megawatts (peak) cumulative acquired during the 5 years of the program.

"(4) ADMINISTRATION.—The Administrator shall administer the program and shall—

"(A) issue such rules and regulations as may be appropriate to monitor and assess the performance and operation of photovoltaic solar electric systems installed pursuant to this subsection;

"(B) develop innovative procurement strategies for the acquisition of such systems; and Reports.

Page 61

Bullet #7

FEDERAL ENERGY REGULATORY COMMISSION

WASHINGTON, D.C. 20426

NEWS RELEASE

NEWS MEDIA CONTACT:
Barbara A. Connors
(202) 502-8680

FOR IMMEDIATE RELEASE
April 13, 2005
Docket Nos. RM05-10-000 and AD04-13-000

The Federal Energy Regulatory Commission today proposed rules designed to better accommodate an increased participation of wind energy in wholesale markets. The proposal addressing transmission tariffs will allow intermittent resources, including wind, to compete on a level playing field and become a larger part of our nation's energy portfolio. The proposal would encourage the development of renewable resources by removing barriers that affect intermittent resources' access to the transmission grid.

Renewable resources bring benefits to energy customers by providing environmental benefits and support increased reliability by broadening the diversity of energy supplies, the Commission said.

The Commission noted that while wind-generated power was not a significant source of generation when its landmark open-access transmission rule, Order No. 888, was issued in 1996, wind resources have grown at an annual average rate of about 20 percent. As a result, these resources are now ready to take advantage of the open access transmission tariff but are facing challenges due to the outdated design of the tariff that was designed for generation with controlled fuel input and more precise scheduling ability.

Today's proposal would establish a new generator imbalance service schedule under the pro forma open access transmission tariff (OATT) for intermittent resources that will aid in the removal of barriers to entering the open access market for these resources. The new schedule addresses the unique operating characteristics and constraints of wind generation.

R-05-16 (more)

(2)

Specifically, the new proposed service schedule sets up an intermittent generator imbalance bandwidth of plus or minus 10 percent for differences between the amount scheduled to be generated and the actual amount generated for each hour. Deviations within the plus or minus 10 percent bandwidth will be priced at the transmission provider's system incremental/decremental cost at the time of the deviation. Deviations outside the bandwidth will be priced at the transmission provider's system incremental/decremental cost plus or minus 10 percent.

In instances where a transmission provider's tariff includes a generator imbalance charge provision more lenient than the one outlined by today's rulemaking, the Commission proposes that the transmission provider assess the lesser charge. The Commission does not propose to modify existing energy imbalance service under the tariff, and seeks comment on whether generator imbalance provisions in future interconnection agreements should conform to what is proposed in the rulemaking.

The proposal reiterates the existing pro forma tariff provision that allows for the modification of generation schedules up to 20 minutes before the hour to minimize exposure to the costs associated with imbalances.

The Commission noted that system reliability should not be compromised by the proposal since the impact of these resources for most transmission systems will be relatively small in comparison to total generation and transmission on any system.

Commission staff issued a briefing paper in November 2004, *Assessing the State of Wind Energy in Wholesale Electric Markets*. The Commission followed this with a technical conference in December 2004 to discuss the issues associated with wind energy in the energy market. The Commission has conducted extensive outreach with the industry and public on wind energy issues and means to facilitate the renewable energy technology's integration into the nation's highly interconnected power grid.

In January 2005, the Commission proposed regulations that would remove barriers to wind-generated electricity's interconnection to the power grid (RM05-4-000). The Commission proposed uniform interconnection procedures tailored to the technical requirements of wind- generated power.

Comments on today's proposed rule should be submitted to the Federal Energy Regulatory Commission's Office of the Secretary within 30 days after the proposal, *Imbalance Provisions for Intermittent Resources*, is published in the *Federal Register*. Comments must refer to Docket No. RM05-10-000.

R-05-16 (30)

Bullet #8

2008 Year End Wind Power Capacity (MW)
Washington 1375
Oregon 1067
California 2537
Idaho 76
Montana 271
Wyoming 676
Utah 20
Colorado 1068
New Mexico 497
N. Dakota 714
S. Dakota 187
Nebraska 117
Kansas 921
Oklahoma 708
Texas 7113
Minn. 1753
Iowa 2791
Missouri 163
Wisc. 449
Illinois 915
Mich. 144
Ind. 131
Ohio 7
Tenn. 29
Penn. 361
New York 832
Vermont 6
Maine 47
New Hampshire 25
Mass. 6
Rhode Island - 1
New Jersey 8
West Virginia 330
Alaska 4
Hawaii 63
Total: 25,410 MW
(As of 12/31/08)
Data from the Global Energy Concepts (DNV-GEC) database.
Wind Power Capacity
Megawatts (MW)
1,000 - 7,400
100 - 1,000
20 - 100
1 - 20
U.S. Department of Energy
National Renewable Energy Laboratory
NREL
24-FEB-2009 1.1.32

Bullet #8

1999 Year End Wind Power Capacity (MW)
Oregon 25
California 1616
Wyoming 73
Colorado 22
New Mexico 1
Nebraska 3
Kansas 2
Texas 184
Minn. 273
Iowa 242
Wisc. 23
Mich. 1
Vermont 6
Total: 2,472 MW
(As of 12/31/1999)
Alaska 1
Hawaii 2
Wind Power Capacity
Megawatts (MW)
1,000 - 1,700
100 - 1,000
20 - 100
1 - 20
Data from the Global Energy Concepts (DNV-GEC) database.
U.S. Department of Energy
National Renewable Energy Laboratory
NREL
05-MAR-2009 1.1.18

Bullet #10

LEVELIZED COST OF ENERGY ANALYSIS

Levelized Cost of Energy Comparison

Certain Alternative Energy generation technologies are already cost-competitive with conventional generation technologies under some scenarios, even before factoring in environmental and other externalities (e.g., RECs, potential carbon emission costs, transmission costs) as well as the fast-increasing construction and fuel costs affecting conventional generation technologies

ALTERNATIVE ENERGY
Solar PV – Crystalline (a) $109 (b) $128 $154
Fuel Cell $115 $125
Solar PV – Thin Film $79 (c) $96 $124
Solar Thermal (d) $90 $145
Biomass Direct $50 $94
Landfill Gas $50 $81
Wind $44 $91
Geothermal (e) $42 $69
Biomass Cofiring (f) $3 $37
Energy Efficiency $0 $50
CONVENTIONAL
Gas Peaking (g) $221 $334
IGCC $104 $134
Nuclear (h) $98 $126
Coal (i) $74 $135
Gas Combined Cycle $73 $100
$0 $50 $100 $150 $200 $250 $300 $350
Levelized Cost ($/MWh)

Source: Lazard estimates.

Note: Reflects production tax credit, investment tax credit, and accelerated asset depreciation as applicable. Assumes 2008 dollars, 60% debt at 7% interest rate, 40% equity at 12% cost, 20-year economic life, 40% tax rate, and 5-20 year tax life. Assumes coal price of $2.50 per MMBtu and natural gas price of $8.00 per MMBtu.

(a) Low end represents single-axis tracking crystalline. High end represents fixed installation.
(b) Represents a leading solar crystalline company's targeted implied levelized cost of energy in 2010, assuming a total system cost of $5.00 per watt. Company guidance for 2012 total system cost of $4.00 per watt would imply a levelized cost of energy of $90 per MWh.
(c) Represents the leading thin-film company's targeted implied levelized cost of energy in 2010, assuming a total system cost of $2.75 per watt. Company guidance for 2012 total system cost of $2.00 per watt would imply a levelized cost of energy of $62 per MWh.
(d) Low end represents solar tower. High end represents solar trough.
(e) Represents retrofit cost of coal plant.
(f) Estimates per National Action Plan for Energy Efficiency; actual cost for various initiatives varies widely.
(g) High end incorporates 90% carbon capture and compression.
(h) Does not reflect potential economic impact of federal loan guarantees or other subsidies.
(i) Based on advanced supercritical pulverized coal. High end incorporates 90% carbon capture and compression.

2 LAZARD